December 11, 2006

Securities and Exchange Commission
One Station Place
100 F Street, N.E.
Washington, D.C.  20549-4561

Attn:

Kathleen Collins, Accounting Branch Chief

Re:

Network Equipment Technologies, Inc.
Annual Report on Form 10-K for Fiscal Year Ended March 31, 2006
Filed June 13, 2006

Dear Ms. Collins:

Network Equipment Technologies, Inc. is submitting this letter in response to comments from the Staff of the Securities and Exchange Commission received by letter dated November 27, 2006, relating to the above-referenced filing. We have recited the comments from the Staff in italicized, bold type and have followed each comment with our response.

Form 10-K for the Fiscal Year Ended March 31, 2006

General

1.

We note your references throughout the Company’s Form 10-K to a customer in a Middle Eastern country. Tell us the name of the Middle Eastern country where you conduct business.

We advise the Staff that in Part I, Item 1. “Business – Overview” of the Form 10-K, we refer to our worldwide customer base that includes customers in various identified regions including the Middle East. During the fiscal year ended March 31, 2006, we conducted business with customers in Israel, Jordan, and the United Arab Emirates.

Notes to Consolidated Financial Statements

Note 1: Summary of Significant Accounting Policies

Revenue Recognition

2.

We note from your disclosures that for arrangements that involve multiple elements, revenue is allocated to each respective element based on its relative fair value. Please explain, in detail, how the “relative fair value” for each element is determined. Further, address the issue that if your VSOE varies from customer to customer, how you can reasonably estimate fair value. Also, tell us the specific accounting literature that you apply to your arrangements.

As described in our MD&A, our accounting policy for multiple-element arrangements calls for allocation of revenue based on the relative fair value of each element and use of the residual method when an arrangement includes one or more elements to be delivered at a future date where VSOE does not exist for one or more delivered elements and VSOE exists for all the undelivered elements. To date, all of our multiple-element arrangements have required use of the residual method, and thus we have not made any determinations of relative fair value. In applying the residual method, we use the aggregate fair value (rather than relative fair value) of the undelivered elements to compute the residual value of the delivered elements, which has been product revenue recognized upon delivery. Following is a description of how we determine VSOE of fair value for the undelivered elements:

Post-contract customer support (PCS) – VSOE for PCS is based upon the contractual renewal rate for the support.

Training, installation or other services – VSOE for the services is based upon the price at which those services are sold separately, which is the Company’s standard published rates for these services.

The Company applies the provisions of SOP 97-2 and SAB 104 to its multiple element arrangements.

3.

We note your disclosures in MD&A with regards to the pre-award audit of the Company’s GSA contract where various compliance discrepancies were noted, including discrepancies regarding the pricing requirements of the contract. We further note the Company recorded an adjustment of $700,000 to the 2006 financial statements as a result of this audit, which included a review of compliance issues from January 2000 to December 2005.  Tell us which period(s) the $700,000 adjustment relates to and tell us how you determined it was appropriate to recognize the entire adjustment in the fiscal 2006 financial statements. If this adjustment was applicable to other periods, then please provide your analysis on how you assessed materiality related to such periods. Also, please explain what changes, if any, have been made to the Company’s procedures to avoid these discrepancies in future contracts.

As described in the Form 10-K, we do business with the United States Federal government under a contract with the General Services Administration (“GSA”), which is presently up for renewal. As part of the renewal process, the government performed a routine pre-award review of our sales data, which noted a number of possible discrepancies regarding the Company’s compliance with the current contract. In response, the Company, with the assistance of special counsel and special accounting consultants, conducted an internal review of our contracting practices from January 2000 to December 2005. The internal review, which was completed in May 2006, identified potential issues over the interpretation and application of the price reduction and billing provisions of the GSA Contract, including, as a minority of the potential liability, miscellaneous billing errors such as failing to implement a price reduction. Based on industry practice, we have viewed the GSA audit process similar to audits performed by other governmental agencies, where potential issues with respect to the interpretation and application of laws and regulations are settled through negotiation. Such amounts are recorded when a settlement is probable and estimable, as required by SFAS No. 5.

Based on the results of the internal review, which we have voluntarily reported to the GSA, we accrued a liability of $700,000, and reduced revenue by the same amount, for an expected restitution payment to the government in settlement of amounts potentially owed. A majority of the adjustment was driven by pricing clauses subject to interpretation or resulted from contractual provisions for calculating a refund on the basis of after-the-fact worst-case assumptions for incomplete documentation or failures of notification. We considered the potential settlement offer of $700,000 to be insignificant compared with the volume of business we have done with the GSA during the period under review. As such, we decided against negotiating the finer points of the interpretation and application of the price reduction and billing provisions of the GSA Contract. Our decision to settle with the government created a liability under SFAS No. 5. We made this decision in May 2006 upon the completion of our internal review and before the filing of our Annual Report on Form 10-K for fiscal year 2006. Accordingly, we recognized the entire amount of the SFAS No. 5 liability in the fourth quarter of fiscal 2006.

In addition, we advise the Staff that even if the conditions of SFAS No. 5 had been met in a prior period, the effect of the adjustment applicable to each prior period’s financial statements, including interim periods in the affected fiscal years, would not have been material, under the guidance in APB 28 and SAB 99, based on an evaluation of both quantitative and qualitative factors. Specifically, for each of the prior years, the amount in question:

Quantitative Factors:

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did not hide or mask trends or earnings,

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would not have changed the income statement into a profit position,

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did not affect senior management compensation (sales commissions would have been affected, but that was not a component of senior management compensation),

Qualitative Factors:

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did not conceal an unlawful transaction,

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was not a result of fraud,

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did not hide a failure to meet analysts’ expectations,

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was not a result of intentional acts,

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did not affect the Company’s compliance with regulatory requirements or loan covenants, and

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would not have created a positive or negative market reaction.

The following table sets forth the amount of the adjustment attributable to each of the fiscal years 2000 through 2006, with comparisons to other financial data reported by the Company (dollars in thousands except per share data):

Fiscal Year	Overstatement (Understatement) of Revenue	Total Revenue	% of Total Revenue	Operating Loss	% of Operating Loss	Net Loss	% of Net Loss	Basic and Diluted Loss per Share	Effect on Basic and Diluted Loss per Share
2000	$64	$225,686	0.03%	$39,013	0.16%	$40,070	0.16%	$1.86	$0.01
2001	$89	$144,286	0.06%	$44,120	0.20%	$20,790	0.43%	$0.96	$0.00
2002	$53	$101,546	0.05%	$52,112	0.10%	$37,398	0.14%	$1.69	$0.01
2003	$116	$122,100	0.10%	$20,136	0.58%	$18,448	0.63%	$0.82	$0.01
2004	$36	$127,036	0.03%	$ 1,662	2.17%	$559 [1]	6.44%	$0.02	$0.01
2005	$123	$114,218	0.11%	$ 8,739	1.41%	$6,432	1.91%	$0.26	$0.01
2006	$(481) [2]	$69,768	0.69%	$29,139	1.65%	$27,235	1.77%	$1.10	$(0.02)

(1)

The net loss in fiscal 2004 was significantly reduced by a gain of $1.5 million upon receipt of contingent consideration related to the sale of our Federal Services Business in December 2000, and $600,000 as a negotiated settlement for refund of royalties paid by the Company in prior years. These reductions to net loss increase the percentage of net loss represented by the overstatement of revenue for the fiscal year.

(2)

The understatement in fiscal 2006 represents the cumulative adjustment from prior years that was included in the financial results for fiscal 2006. The amount of the adjustment attributable to fiscal 2006 was $219,000.

In light of the liability to the government, the Company reviewed its internal control over financial reporting. Because the primary issues were matters of contract interpretation, the Company determined that the issues underlying the liability were unlikely to recur and thus no changes to the Company’s internal controls were necessary. We supplementally advise the Staff that we have made a number of changes to improve our GSA contract compliance processes, but we do not view these as a material change to our internal control over financial reporting. The process changes include:  hiring a dedicated “GSA Contract Administrator” to maintain the Company’s GSA Contract compliance programs; systematizing the process for price list changes; and improving our tracking and reporting of sales data.

Certifications

4.

We note that the identification of the certifying individuals at the beginning of the certifications required by Exchange Act Rule 13a-14(a) also includes the titles of the certifying individuals. In future filings, the identification of the certifying individuals at the beginning of the certifications should be revised so as not to include the individual’s title.

We advise the Staff that the Company has already so revised the form of certifications, beginning with the certifications filed with our Form 10-Q for the fiscal period ended September 29, 2006. In accordance with the Staff’s request, we will continue our revised practice in future filings.

Other Matters

The Company acknowledges that

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it is responsible for the adequacy and accuracy of the disclosure in its filings;

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the Staff’s comments and changes in the Company’s disclosure in response to the Staff’s comments do not foreclose the Commission from taking any action with respect to any filing by the Company; and

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the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct your questions or comments to me via facsimile at (510) 574-4011.  We ask that you also provide a facsimile of any additional comments you may have to Larry Wainblat of Heller Ehrman LLP at (650) 324-7011.  Thank you for your assistance.

Very truly yours,

Network Equipment Technologies, Inc.

/s/ JOHN F. MCGRATH, JR.

John F. McGrath, Jr.
Vice President and Chief Financial Officer